UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release: Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2016

Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2016

BUENOS AIRES, Argentina, March 8, 2017 /PRNewswire/ -- Nortel Inversora S.A. (NYSE: NTL) Nortel Inversora S.A. ("Nortel" or the "Company") announces consolidated income of AR$ 3,987 million for the fiscal year ended December 31, 2016, of which AR$ 2,192 million correspond to Nortel as parent company of Telecom Argentina S.A. ("Telecom").

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom's holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

Relevant matters

Dividends Payment

The Company´s Board,

(i) at its meeting held on August 9, 2016, pursuant to the powers granted by the Stockholders´ Meeting, decided to deduct an amount of AR$ 172 million from the "Voluntary Reserve for the Future Distribution of Dividends" and distribute such amount as cash dividends, which were made available to the shareholders as from August 30, 2016, of which AR$ 84 million were cash dividends for the Class "B" Preferred Shares and AR$ 88 million were cash dividends for the shares of common stock; and

(ii) at its meeting held on October 24, 2016, approved the distribution of AR$540 million as cash dividends in advance, subject to the ratification by the General Stockholders´ Meeting in which the annual Financial Statements shall be considered, of which AR$ 264 million were cash dividends in advance to the Class "B" Preferred Shares, and AR$ 276 million were cash dividends in advance to the shares of common stock. The dividends in advance were made available to the shareholders as from November 7, 2016.

Destination of Retained Earnings

In respect to the Retained Earnings, according to Section 27, Chapter II of Title II of the CNV Rules, (N.T. 2013), Shareholders´ Meetings of Companies that exhibit cumulative positive results in their annual financial statements not subject to restrictions for its distribution, should adopt an express resolution regarding its allocation to either one or a combination of the following: cash dividend distribution, share capitalization or creation of reserves, where it should be specifically foreseen in the Agenda of Shareholders Meeting that deals with the treatment of the distributable earnings.

In relation to these alternatives, the Board of Directors proposes to allocate the amount of the Retained Earnings of AR$ 1,652 million to the Voluntary Reserve for Future Dividends Payments.

Moreover, it is proposed that the Shareholders´ Meeting determines the amount to be withdrawn from the Voluntary Reserve for Future Dividends Payments and the opportunity and conditions for the cash dividend payment to Shareholders, notwithstanding the faculty of the Board of Directors to determine the payment of anticipated dividends in accordance to that contemplated in Section 224, second paragraph of the General Corporations Law.

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2016
(In millions of Argentine Pesos, except statistical and ratio data)

Consolidated Income Statement	2016	2015

Total sales and other income	53,322	40,539
Operating costs	(45,517)	(34,334)
Operating income	7,805	6,205
Financial results, net	(2,214)	(1,067)
Net income before income tax expenses	5,591	5,138
Income tax expense	(1,604)	(1,704)
Net income	3,987	3,434
Other comprehensive income, net of tax	263	257
Total comprehensive income for the period	4,250	3,691

Consolidated Balance Sheet	2016	2015

Current assets	15,620	11,569
Non-current assets	32,354	26,973
Total assets	47,974	38,542
Current liabilities	16,524	16,945
Non-current liabilities	11,527	3,944
Total liabilities	28,051	20,889
Equity attributable to Nortel	10,797	9,605
Equity attributable to non-controlling shareholders	9,126	8,048
Total equity	19,923	17,653
Total liabilities and equity	47,974	38,542

Ratios

Liquidity (a)
Indebtedness (b)

(a) Current assets to current liabilities	0.95	0.68
(b) Total liabilities to shareholders' equity	1.41	1.18

María de los Angeles Blanco Salgado
Officer in Charge of Market Relations

CONTACT: Maria Blanco Salgado, mblancosalgado@ta.telecom.com.ar, 54-11-4968-3631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 9, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations